SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to GAE Notice No. 4,815/12, dated November 21, 2012, transcribed below, regarding the news published in the newspaper Brasil Econômico on November 21, 2012, we herby clarify for our shareholders and the market in general that, as shown in the Notes of the quarterly information - ITR and transcribed in the “Marketletter 3Q12” filed with the CVM on November 14, 2012, (Financial Data - Press-release), "Item 9. Subsequent Events (note 45 ITR) - Extension of Concessions of Electric Power Public Service", there will be substantial reduction in the revenues for the generation and transmission of energy segments.

We are working on identifying and measuring other items that may impact the financial position and results of the company, while we are also preparing studies analyzing the resizing and appropriateness of the current cost structure of Eletrobras System's companies to adapt to the new levels of revenue established for operation and maintenance of the affected assets.

In this situation, it is not possible to establish with certainty the new level of operating revenue and EBITDA for the next year; however, as reported on the Conference Call for the 3Q12 results, these values will be substantially reduced.

Importantly, however, given the importance of the matter, the above shall be decided at the Eletrobras Shareholders Meeting, called for December 3, 2012, and as such, at the moment, we cannot anticipate the decision of the shareholders in relation to this matter.

Timely inform the result of this evaluation as well as the actions to be taken.

 “GAE 4.815-12

November 21, 2012

Centrais Elétricas Brasileiras S.A. - Eletrobras

Investor Relations Officer

Mr. Armando Casado de Araujo

Dear Sirs,

The article published in the newspaper Brasil Econômico, on November 21, 2012, stated, among other information, that Eletrobras is expecting an EBITDA very close to zero in 2013.

We request clarification on that news by November 22, 2012, as well as other information deemed important.

We remember that the Reference Form (item 11 - Projections) must be updated within 7 (seven) days from the alteration or dissemination of new projections or estimates (section IX of § 3 and clause V of § 4 of the Art. 24 of the CVM Instruction No. 480/09), notwithstanding the disclosure of the Relevant Fact, pursuant to art. 3rd of the CVM Instruction 358/02.

Also, remember that if projections and estimates are disclosed, the issuer must, on a quarterly basis, in the appropriate form of quarterly information - ITR and in the form of standardized financial statements - DFP, to confront the projections disclosed in the reference form and results effectively obtained in the quarter, giving the reasons for any differences (§ 4 of Art. 20 of CVM Instruction No. 480/09).

This request falls within the scope of the cooperation agreement, signed by the CVM and BM&FBOVESPA on December 13, 2011, and your non-compliance may subject the company to the possible imposition of a coercive fine (multa cominatória) by the Supervisor of Relationships with Companies – SEP of the CVM, in accordance with the provisions of CVM Instruction No. 452/07.

Sincerely

Nelson Barroso Ortega

Department of On-going Relations with Issuers

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

Fone: (011) 2565-6063 / 2565-7222

c.c. CVM - Comissão de Valores Mobiliários

            Sr. Fernando Soares Vieira - Superintendente de Relações com Empresas

            Sr. Waldir de Jesus Nobre - Superintendente de Relações com o Mercado e Intermediários”

Rio de Janeiro, November 22, 2012

Armando Casado de Araujo

Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.